November 5, 2008

VIA EDGAR & FEDEX

Ms. Linda Cvrkel

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Elbit Systems Ltd. (the “Company,” “Elbit Systems” or “We”)
Form 20-F for the year ended December 31, 2007
Filed May 28, 2008
File No. 000-28998

Dear Ms. Cvrkel:

Set forth herein is our response to the comment contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 23, 2008 with respect to our Form 20-F referenced above. A courtesy copy of this letter is being sent to the Staff via courier. For your convenience, we have reprinted the Staff’s comment below prior to our response. Reference is also made to the Commission’s letter dated July 31, 2008 and our response thereto dated September 17, 2008.

Form 20-F for the year ended December 31, 2007

Note 19. Major Customer and Geographic Information, page 207

We note from your response to our prior comment number 19 that the Company’s operations are divided or allocated into a business unit (BU) structure. We also note that the Company’s chief operating decision maker (CODM) reviews the various BU’s results (revenues and profits) for management purposes as well as for evaluation of managers’ performance, and that resource allocation is performed on a per contract basis or a per BU basis. We further note from your response that discrete financial information is aggregated and available for the Company’s BUs. Based on this information contained in your prior response, it appears that your various business units may meet the criteria for an operating segment outlined in paragraph 10 of SFAS No. 131.

Please tell us in further detail how the Company’s operations are organized into business units and tell us the number of business units comprising the Company’s operations for the period presented in the Company’s financial statements. As part of your response, you should also explain in further detail why you believe that the Company’s various business units do not represent separate operating segments pursuant to paragraph 10 of SFAS No. 131 for which the disclosures outlined in paragraphs 25 through 32 of SFAS No. 131 should be provided. We may have further comment upon receipt of your response.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

In our response below to the Staff’s comment, we describe the organization of the Company’s operations within business units (“BUs”) and explain why we believe that our BUs do not represent separate operating segments pursuant to paragraph 10 of SFAS No. 131 (hereinafter, “Statement 131”). As described in more detail below, we respectfully submit that our position in this regard is supported by the Company’s operational structure, the characteristics of the BUs, the manner and purpose of allocation of resources to the BUs, the decision-making process used by the Company’s Chief Operating Decision Maker (“CODM”) and the content of the information reported to the Company’s Audit Committee and Board of Directors.

Further, as indicated below, although the Company reports consolidated revenues by “areas of operations” (a designation roughly equivalent to product lines), no other financial information is collected or monitored with respect to these areas of operation, and therefore they, too, do not constitute segments under paragraph 10 of Statement 131. It should be noted that, as described below, each of the BUs operate in more than one area of operations/product line.

In addition, while as stated above we believe that the BUs are not segments under paragraph 10 of Statement 131, if the BUs nevertheless were deemed to be segments, then we believe that because the BUs have certain factors in common, it would be appropriate to aggregate them into a single reported segment in accordance with the criteria described in paragraph 17 of Statement 131.

1. General Discussion of the Company’s Operational Structure

(a) Overview. The Company’s primary business is to develop, manufacture and integrate advanced defense electronic systems for customers throughout the world. The Company is operated and managed as a “one-company” project-oriented organization that offers its customers tailored systems containing a variety of capabilities. The Company’s customers are primarily governmental agencies or non-governmental entities acting as prime contractors under contracts for governmental agencies. The Company has developed diverse product lines, enabling it to offer its customers complete and integrated systems utilizing comprehensive technology and solutions. A continual goal of the Company’s CODM is to improve the synergy among the Company’s various worldwide activities. Consequently, many of the Company’s major projects are conducted jointly by several BUs and other working groups within the Company.

(b) Areas of Operation (Reported as “Product Lines” in Note 19 of the Financial Statements). The Company derives its revenues through a variety of capabilities and solutions primarily in the defense area. These revenues are reported in five areas of operation (i.e., product lines) which generally have the following characteristics:

•	Airborne Systems - projects for air vehicle applications.
•	Land Systems - projects for ground vehicle applications.
•

C4I Systems - command, control, communication, computers and intelligence (“C4I”) systems projects for ground, naval and airborne end users. This area of operation also includes unmanned air vehicles (“UAVs”).

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

•	Electro-Optics Systems - electro-optics (“EO”) and electronic warfare (“EW”) projects for ground and airborne end users.
•	Other - commercial and production services related projects.

Revenue is the only financial information that the Company collects and internally monitors by areas of operation. This revenue detail by areas of operations is reported in Note 19 of the financial statements included in the Company’s Form 20-F. The Company does not collect or otherwise monitor other financial information by areas of operation for the CODM or for any other decision making purposes.

(c) Operating BUs. The operations of the Company are organized into six BUs. The organization of these BUs may be based on a particular entity, may be based on certain Elbit Systems assets or personnel collectively organized into a division, or may be based on a combination of a division and an entity. The BUs receive cross-Company support in a number of areas. All BUs aggregate certain financial and operational information, which is reported to the CODM. Set forth below is a list and brief description of the BUs. As the list shows, several of the BUs engage in projects within several of the Company’s areas of operation.

•

Elbit Systems of America (“ESA”). This entity-organized BU is located in the U.S. and engages in the areas of airborne systems, land systems, EO, C4I and commercial products and systems. A significant amount of the activity of this BU contributes to the performance of projects that are carried out by other BUs. ESA also provides marketing resources in the U.S. for all other BUs.

•	Unmanned Aerial Systems (“UAS”). This division-organized BU engages in the areas of UAV and C4I systems. In addition, it offers EO and EW products provided by other BUs.
•	Electro-optics (“Elop”). This entity-organized BU engages in the areas of airborne systems, land systems, EO, C4I and commercial products and systems.
•	Aerospace. This division-organized BU engages in the areas of airborne systems (including EO, EW and C4I) and commercial products and systems.
•

Land and C4I – Tadiran. This BU is a combination of a division and an entity and engages in the areas of land systems, land-related (including EO and EW) products and systems, C4I, stand-alone military communications products and commercial products and systems.

•	Elisra. This entity-organized BU engages in the areas of EW and electronic countermeasure systems and sensors, EO, UAV communication systems, C4I, airborne systems and commercial products and systems.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

In addition to the above six BUs, the Company has a Technology and Operations Division which provides support on a centralized “shared services” basis to various BUs, including manufacturing facilities and other central services (production, information technology, infrastructure, etc.), and to a lesser extent makes sales to third parties.

The Company’s BUs are organized on the basis of different types of distinctions, including geography, technical expertise and market focus. These distinctions may be brought to bear on a given product, project or activity in various combinations to pursue the Company’s business goals in the optimal manner for the specific circumstance. Therefore, the contributions of each BU may be valuable in numerous areas of the Company’s activities.

The allocation of the responsibility among the BUs to perform various project elements is frequently determined by the CODM on a case-by-case basis. Such determination is often made considering factors such as technical and managerial capabilities of the BUs, market access, relationships with customers, project management capabilities, resources, past experience, probability to win an anticipated project as well as other factors. Initial allocations of responsibility have been changed in the past and may continue to be changed periodically. Such changes in allocation of responsibility can cause significant fluctuations from year to year in the relative financial outlook of the BUs. Therefore, the allocation of projects elements among BUs is not uniform and has frequently changed over the last several years.

There also may be cases where one project is allocated by the CODM to one BU for performing the project and also in part to another BU, which contributes in various aspects to the project, not necessarily as a subcontractor. Such allocation is made by the CODM for various reasons, inter alia, to promote synergy between the BUs and to foster a “one company” approach throughout the organization. For example, the BU in the U.S., ESA, could be awarded projects for performing the production portion of a program, while the development effort for the project is performed independently (not allocated to ESA) by a BU based in Israel. Consequently, a significant portion of the allocated resources for the project may not be reflected in the financial information generated with respect to the ESA BU. In addition, even where one BU is not acting as the subcontractor to another for a particular project, there are cases in which the project’s financial results are reported by both BUs since the CODM has assigned responsibility for the project to both BUs.

As a result of this BU structure and manner of operation, in particular because the allocation of projects to BUs is not consistent from period to period, we believe the separate presentation of financial information for each BU would not be beneficial to readers of the Company’s financial statements.

(d) Central Allocation of Resources. The BU structure as described above is subject to a top layer of management represented by the CODM, which is supported by corporate-level executive vice presidents who are given objectives on a Company-wide basis and assist the CODM in allocating resources and managing the Company on a Company-wide (cross-BU) basis. Examples of these Company-wide aspects that are managed by the CODM include head-count, labor cost, material cost, research and development (“R&D”), marketing, infrastructure, capital investment, information technology, insurance and others.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

In marketing, as an example, the BUs use common marketing tools, conduct marketing efforts jointly with other BUs and obtain significant support from the Company’s central international marketing group. This marketing group serves all BUs and plays a major role in the marketing efforts, interacting with customers (governmental agencies or prime contractors) in the earlier stages of a project. Afterwards, this group continues to support the marketing efforts of the BUs.

In R&D, as another example, resources are allocated among the BUs centrally by the CODM giving significant consideration to Company-wide needs, including technology base, anticipated market requirements, business development and other considerations and not solely based on the performance of a particular BU. R&D activities may be performed by one or more of several BUs and the resulting intellectual property (“IP”) may be used by other BUs when needed in order to meet project requirements or marketing opportunities. Similarly, decisions are made centrally with respect to the allocation of IP resources. Moreover, the CODM considers which business opportunities to invest in, and allocate resources to, according to the Company’s strategy, potential projects, potential markets, and other considerations not solely related to a BU’s performance. Presentation of BU financial information would necessarily reflect these ad hoc R&D allocations and thus may confuse a reader of the Company’s financial statements because the cost of developing the IP may not be reflected in the BU benefiting from the IP.

(e) Reports to the Audit Committee and the Board of Directors. The financial information reported to the Audit Committee and the Board of Directors generally consists of the Company’s consolidated financial information. On a case-by-case basis, specific project-level or statutory-entity-level information is presented. At the BU level, only revenues, new orders and backlog are reported. Whenever project information is reported it is done on a Company-wide basis.

2. The Company’s BUs should not be deemed to be separate operating segments

As described in paragraph 10 of Statement 131, an operating segment is a component of an enterprise “...b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and c. For which discrete financial information is available.”

The Company’s BU structure was formed primarily for managerial purposes. The CODM, who oversees the BU structure while keeping in mind the goal of promoting cross-BU synergy, considers which business opportunities to invest in or allocate resources to, according to the Company’s strategy, as well as based on other considerations and not solely based on the BU or product line performance. For example, the sales of an EO system may be led by a BU other than the Elop BU, due to market considerations and customer positioning. Furthermore, an investment made in a business opportunity of one BU may very well materially contribute to other BUs, thus supporting the intra-Company synergy objective.

Although certain financial information for BUs is available, as described above, the allocation of a project to a specific BU may change due to Company-wide management decisions. Therefore, the Company believes that BU-specific financial information would not be beneficial for readers of the Company’s financial statements who desire to analyze the long-term cash flow and performance of a certain BU.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

Based on the above, the Company believes that its BUs do not constitute separate segments under Statement 131, and that any information that breaks down the Company’s business components by BU will not be consistent with the objective and basic principles of Statement 131. In particular, such information will have a high potential to be confusing for lack of comparability between reporting periods and will not allow readers of the financial statements to “see through the eyes of management,” to better understand the Company’s performance, better assess its prospects for future net cash flows and make more informed judgments about the Company as a whole.

3. Even if the Company’s BUs were deemed to be segments they should be eligible for aggregation for reporting purposes

As indicated above, the Company does not believe that its BUs constitute separate segments under Statement 131. However, even if the BUs were deemed to be separate segments, the Company believes that its BUs have similar characteristics that would permit, pursuant to paragraph 17 of Statement 131, the aggregation of the BUs into one reporting segment.

Paragraph 17 of Statement 131 allows operating segments to be combined for reporting purposes even though they may be individually material, if “(1) aggregation is consistent with the objective and basic principles of Statement 131, (2) the operating segments have similar economic characteristics (e.g., comparable long-term average gross margin), and (3) the segments have similar basic characteristics in each of the following areas:

a.	The nature of the products or services
b.	The nature of the production processes
c.	The type or class of customer for their products or services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment (e.g., banking, insurance)

The following is an analysis of each of the above mentioned paragraph 17 criteria:

Criteria “1” – “aggregation is consistent with the objective and basic principles of Statement 131”

The primary objective and basic principles of Statement 131 are to require disclosures regarding segments of an enterprise and related information in order to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to assist readers of the financial statements to:

a.	better understand the enterprise’s performance;
b.	better assess its prospects for further net cash flows; and
c.	make more informed judgments about the enterprise as a whole.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

The CODM primarily reviews performance and allocates resources on a per contract basis and in some cases on a statutory entity or Company-wide basis. Accordingly, the Company respectfully believes that any presentation of a BU’s separate operating results would not meet the objective and basic principles of Statement 131. To the contrary, the Company believes that aggregation of the operating results of the BUs is consistent with such objective and basic principles.

Criteria “2” – “the operating segments have similar economic characteristics (e.g., similar long-term average gross margin)”

Generally, all of the Company’s BUs have similar long-term gross margin rates, excluding extraordinary and unusual items. These differences in the gross margin rates among the BUs are typically due to: (i) accounting considerations such as the cumulative catch-up adjustments in the gross margin, which is a common principle in accounting for long-term contracts under SOP 81-1, (ii) the mix and allocation of projects, as a result of CODM decisions for which revenues are recognized or (iii) one time write-offs related to restructuring expenses. While the gross margin rates for a particular BU may vary from one fiscal year to another due to product mix, allocation mix or the nature of a specific contract, the consolidated long-term average annual gross margin rates have been generally stable.

Accordingly, the gross profit that is achieved by a BU in a given period does not necessarily reflect the long-term gross margin rate of such BU. Therefore, the Company believes that such information will not enhance the ability of a financial statement reader to understand the Company’s business or assess its future performance.

Criteria “3” – “the segments have similar basic characteristics in each of the following areas”

•

The nature of the products or services. Our BUs typically have the same general nature of products with similar types of end users, and therefore are expected to have a similar degree of risk and opportunity for growth.

•

The nature of the production processes. Our BUs have similar production processes, typically utilizing centralized shared services for manufacturing and related activities. Furthermore, the Company utilizes common design tools that allow for common processes.

•	The type or class of customer. The type or class of customer is similar for all BUs, who typically sell their systems and products to the same governmental agencies and prime contractors.
•

The methods used to distribute their products or provide their services. The methods used to distribute the products of our BUs are similar since all BUs sell the same general type of products to similar customers using similar methods of distribution and under similar contractual terms and conditions.

•

If applicable, the nature of the regulatory environment (e.g., banking, insurance)”. The nature of the regulatory environment is similar for all our BUs because each BU sells under a similar regulatory environment applicable to the defense industry.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

Based on the foregoing, the Company believes that all aggregation criteria specified under paragraph 17 of Statement 131 are met with respect to the BUs.

4. Summary

For the reasons set forth above, the Company has concluded that Company-wide factors as well as the nature of the BUs support the position that the BUs do not represent separate operating segments according to the criteria specified in paragraph 10 of Statement 131. In addition, the Company believes that even if the BUs were deemed to be separate segments, they would be eligible to be aggregated into a single reported segment under paragraph 17 of Statement 131, based upon characteristics the BUs have in common.

The Company will continue to closely monitor this issue, and should the nature of the Company’s organization and other applicable factors change in the future, the Company will assess the impact of such changes with respect to the applicability of reporting under segments.

* * *

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Elbit Systems Ltd.

By:	/s/ Joseph Gaspar
Name: Joseph Gaspar
Title: Executive Vice President &
Chief Financial Officer

cc:	Claire Erlanger, U.S. Securities and Exchange Commission
David Block Temin, Adv., Elbit Systems Ltd.
Elizabeth Y. Cho, Esq., Troutman Sanders LLP
Ilan Gizbar, Ernst & Young

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com